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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*


                         PATRIOT NATIONAL BANCORP, INC.
                         ------------------------------
                                (Name of Issuer)


                     Common Stock, $2.00 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    70336F104
                                   -----------
                                 (CUSIP Number)


                                DECEMBER 31, 2006
                               -------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ] Rule 13d-1(b)
            [X] Rule 13d-1(c)
            [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                  SCHEDULE 13G

CUSIP No. 70336F104                                         Page 2 of 5 Pages

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1       Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        HARVEY SANDLER REVOCABLE TRUST
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2       Check the Appropriate Box If a Member of a Group (See Instructions)

                                                                   a. [_]
                                                                   b. [_]
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3       SEC Use Only


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4       Citizenship or Place of Organization

        FLORIDA
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                   5          Sole Voting Power

     Number of                379,772
     Shares        -------------------------------------------------------------
     Benefically   6         Shared Voting Power
     Owned By
     Each                    -0-
     Reporting     -------------------------------------------------------------
     Person        7         Sole Dispositive Power
     With
                             379,772
                   -------------------------------------------------------------
                   8         Shared Dispositive Power

                             -0-
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9           Aggregate Amount Beneficially Owned by Each Reporting Person

            379,772 shares of Common Stock
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10          Check Box If the Aggregate Amount in Row (9) Excludes Certain
            Shares (See Instructions)
                                                                      [_]
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11          Percent of Class Represented By Amount in Row (9)

            8.0%
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12          Type of Reporting Person (See Instructions)

            OO
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

CUSIP No. 70336F104                                          Page 3 of 5 Pages


Item 1(a)   Name of Issuer: Patriot National Bancorp, Inc. (the "Issuer")

Item 1(b)   Address of the Issuer's Principal Executive Offices:

            900 Bedford Street, Stamford, Connecticut 203324

Item 2(a)   Name of Person Filing:

            Harvey Sandler Revocable Trust

Item 2(b)   Address of Principal Business Office or, if None, Residence:

            c/o Sandler Enterprises, Inc., 21170 N.E. 22nd Court North, Miami Beach, Florida 33180

Item 2(c)   Citizenship:

            Harvey Sandler Revocable Trust is a trust organized under the laws of the State of Florida.

Item 2(d)   Title of Class of Securities:

            Common Stock, par value $2.00 per share

Item 2(e)   CUSIP Number:

            70336F104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            Not applicable.

Item 4.     Ownership:

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            Harvey Sandler Revocable Trust

            (a) Amount beneficially owned: 379,772 shares of Common Stock, $2.00 par value per share, of Patriot National Bancorp, Inc.

            (b)   Percent of class: 8.0%

CUSIP No. 70336F104                                          Page 4 of 5 Pages


            (c)   Number of shares as to which the person has:

                  (i)    Sole power to vote or to direct the vote:
                         379,772 shares

                  (ii)   Shared power to vote or to direct the vote:
                         0 shares

                  (iii)  Sole power to dispose or to direct the
                         disposition of: 379,772 shares

                  (iv) Shared power to dispose or to direct the disposition of: 0 shares


Item 5.     Ownership of Five Percent or Less of a Class:

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

            Not applicable.

Item 8.     Identification and Classification of Members of the Group:

            Not applicable.

Item 9.     Notice of Dissolution of Group:

            Not applicable.

Item 10.    Certification:

             By signing below the undersigned certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 70336F104                                            Page 5 of 5 Pages


                                   SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 26, 2007                        HARVEY SANDLER REVOCABLE TRUST



                                               By: /s/ Harvey Sandler
                                               --------------------------
                                               Name:  Harvey Sandler
                                               Title: Sole Trustee